Nabors Energy Transition Corp. II

515 West Greens Road, Suite 1200

Houston, TX 77067

June 21, 2023

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:         Nabors Energy Transition Corp. II

Draft Registration Statement on Form S-1

Submitted May 19, 2023

CIK No. 0001975218

Ladies and Gentlemen:

Set forth below are the responses of Nabors Energy Transition Corp. II (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 17, 2023, with respect to Draft Registration Statement on Form S-1, CIK No. 0001975218, submitted to the Commission on May 19, 2023.

Concurrently with the submission of this letter, we are filing the Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified. Further, all capitalized terms without definition herein have the meanings assigned to such terms in Submission No. 2 unless otherwise specified.

Draft Registration Statement on Form S-1

Cover Page

1.	We refer to your discussion on page 62 that you may be a “controlled company” within the meaning of NASDAQ’s rules. Please add a discussion here to disclose this information and its significance for investors.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on the cover page in response to the Staff’s comments.

Securities and Exchange Commission

June 21, 2023

Summary

Nabors Industries Ltd. and Our Sponsor, page 3

2.	Please revise the first paragraph to disclose the ownership of Greens Road Energy II LLC. Please also revise the first full paragraph on page 5 to provide investors with additional context about the proposed transaction between NETC I and Vast Solar, such as the expected percentage ownership of NETC I following the business combination.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 3, 4 and 109 in response to the Staff’s comments.

3.	Please revise to add a separate subsection highlighting potential conflicts, such as the various potential conflicts of interest that may arise, including that founder shares and warrants will be worthless if you do not complete a business combination, as well as the different terms of their securities, such as the fact that your initial shareholders will receive additional ordinary shares if you issue shares to consummate an initial business combination, as you further discuss on page 52.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 13, 14 and 148 in response to the Staff’s comments.

Corporate Information, page 12

4.	Please revise the graphic on page 13 to show percentage ownership, either within the graphic or through the use of footnote disclosures.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 16 and 17 in response to the Staff’s comments.

Manner of conducting redemptions, page 29

5.	We note your statement that your public shareholders will have the opportunity to redeem their shares upon the completion of your business combination. Please revise to clarify whether they will have this opportunity regardless of whether they abstain, vote for, or against, the proposed transaction, or whether they must vote against it.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on the cover page and pages 32, 125, 160 and 161 in response to the Staff’s comments.

Securities and Exchange Commission

June 21, 2023

The voting structure of our ordinary shares…, page 66

6.	Please revise to expand this risk factor, including in the header, or add a separate risk factor, to discuss the anti-takeover effects that the high vote shares may have.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 70 and 79 in response to the Staff’s comments.

We may, without prior notice or shareholder approval, change our jurisdiction of incorporation…, page 73

7.	We refer to your statement that you may change your jurisdiction of incorporation without prior notice or shareholder approval. Please revise to disclose the situations where any such change in jurisdiction would be registered under the Securities Act of 1933. In this regard, we note that Rule 145(a) provides an exception only for transactions where the sole purpose is to change an issuer's domicile solely within the United States.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 22, 77 and 159 in response to the Staff’s comments.

Management, page 135

8.	Please ensure that you provide all of the disclosure required by Item 401 of Regulation S-K. For example, please ensure that the disclosure regarding Mr. Sierra’s experience covers the entire prior five years.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 141 and 142 in response to the Staff’s comments.

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Securities and Exchange Commission

June 21, 2023

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Scott Rubinsky at (713) 758-3287 or Doug McWilliams at (713) 758-3613, each of Vinson & Elkins L.L.P.

Very truly yours,

NABORS ENERGY TRANSITION CORP. II

By:	/s/ Anthony G. Petrello
Name:	Anthony G. Petrello
Title:	Chief Executive Officer

Enclosures

cc:          Michael Rasmuson, Nabors Industries Ltd.

Scott Rubinsky, Vinson & Elkins L.L.P.

Doug McWilliams, Vinson & Elkins L.L.P.

Joel Rubinstein, White & Case LLP